FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2009 (No. 7)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        The Registrant will hold its Special General Meeting of Shareholders on April 1, 2009 at 11:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel. In connection with the meeting, on or about March 2, 2009, the Registrant will mail to shareholders (i) a Notice of Special General Meeting and Proxy Statement and (ii) a Proxy Card. Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special General Meeting and Proxy Statement; Proxy Card.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary